Exhibit 99.1

SCAILEX CORPORATION LTD. (“The Company”)

16 Shenkar Street (Entrance B), P.O.B. 12423, Herzliya Pituah 46733 Israel
Telephone: + 972-9-9610900  — Fax: + 972-9-9610912

May 6, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter outside the Ordinary Course of the Corporation's Business
(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 - 1970)

As reported in the Company’s previous Immediate Reports of August 7, 2007 and December 4, 2007, out of the sum of USD 23 million, which had been deposited in escrow with a trustee (“Trustee”) to secure the indemnification undertakings of the Company’s subsidiary, Scailex Vision (Tel-Aviv) Ltd. (“Scailex Vision”) (“the Escrow Funds”) pursuant to an agreement dating from 2005 for the sale of the majority of Scailex Vision’s assets and operations to the Hewlett Packard Company (“HP”) (“the Sale Agreement”), HP claimed an aggregate total of some USD 15.8 million. The balance of the Escrow Funds, at the sum of about USD 7 million (and some USD 2.1 million in interest that had accrued on the Escrow Funds), had been released previously to Scailex Vision, while USD 0.2 million had been released to HP.

Within the scope of a settlement agreement, HP and Scailex Vision agreed that, out of the inclusive total balance of the Escrow Funds: the sum of some USD 7.8 million is being released to Scailex Vision, the sum of about USD 7.4 million is being released to HP, while the balance, at the sum of about USD 0.6 million, shall be retained by the Trustee to secure a particular claim in respect whereof HP is entitled to indemnification.

Within the scope of the settlement agreement, it was also agreed that Scailex Vision shall be entitled to receive additional sums from HP in the event that HP shall win an appeal of tax assessments against the tax authority in Mexico. Scailex Vision shall be entitled to receive 75% of any payment received by HP in relation to the appeal, provided that the sum to be transferred by HP to the Company shall not exceed about USD 3.9 million (plus interest). Scailex Vision undertook to assume half of the legal expenses in respect of the said appeal; it has no material exposure in respect of these expenses.

As stated, and in summary, the settlement agreement concludes the reciprocal claims between the parties pursuant to the Sale Agreement in relation to the Escrow Funds, and regulates the parties’ rights regarding the proceedings in Mexico and the balance of the Escrow Funds (about USD 0.6 million). The settlement agreement is expected to generate a profit to Scailex Vision (the subsidiary) of some USD 2.4 million; the Company’s share of this profit is about USD 1.7 million.

Sincerely,

Scailex Corporation Ltd.